Exhibit (a)(1)(iii)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

(including the associated rights to purchase Series A Preferred Stock attached thereto)

of

HARRIS INTERACTIVE INC.

at

$2.00 NET PER SHARE (as may be adjusted upward or downward as described below)

Pursuant to the Offer to Purchase dated December 10, 2013

by

PRIME ACQUISITION CORP.

a wholly owned subsidiary of

NIELSEN HOLDINGS N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 29, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 29, 2014), UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands, to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) attached to such shares, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.00 per Share, as may be adjusted upward or downward as described below, net to the seller in cash (such price, as so adjusted as set forth below, if applicable, the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal are enclosed herewith and collectively constitute the “Offer”. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer Price will be:

•	increased if the World Wide Cash Adjusted Amount (as defined in and determined in accordance with the Merger Agreement (as defined below)) is greater than $9,350,000, with such increase to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount exceeds $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis (as defined in the Merger Agreement)); and

•	decreased if the World Wide Cash Adjusted Amount is less than $9,250,000, with such decrease to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount is less than $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis).

For the avoidance of doubt, if the World Wide Cash Adjusted Amount is more than or equal to $9,250,000 and less than or equal to $9,350,000, the Offer Price will not be adjusted.

As further described in the Offer to Purchase, the World Wide Cash Adjusted Amount is the average of the actual or projected, as applicable, End of Day Cash and Cash Equivalents (as defined and determined in accordance with the Merger Agreement) held by Harris Interactive and its subsidiaries at the end of each business day from January 2, 2014 through January 15, 2014 less certain fees and expenses (as identified and defined in the Merger Agreement) of Harris Interactive incurred in connection with the transactions contemplated by the Merger Agreement along with other reductions for other payments, costs and amounts, all as identified and defined in the Merger Agreement and more fully described in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer Price and Potential Adjustments to the Offer Price” of the Offer to Purchase.

No later than 9:00 A.M., New York City time, on the business day following final determination of the World Wide Cash Adjusted Amount in accordance with the procedures described in the Merger Agreement, Purchaser will announce any adjustment of the Offer Price to the holders of Shares, or, if applicable, Purchaser will announce that the Offer Price will not be adjusted. This announcement is expected to occur no earlier than January 10, 2014 and no later than January 21, 2014 pursuant to the terms of the Merger Agreement.

THE BOARD OF DIRECTORS OF HARRIS INTERACTIVE (THE “HARRIS INTERACTIVE BOARD”) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4. Harris Interactive’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 29, 2014 (one minute after 11:59 P.M., New York City time, on January 29, 2014), unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 25, 2013, by and among Nielsen, Purchaser and Harris Interactive (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Subject to the provisions of the Merger Agreement, as soon as possible following the consummation of the Offer, without a meeting of stockholders of Harris Interactive in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser, Nielsen and Harris Interactive have agreed to take all necessary and appropriate action to cause Purchaser to merge with and into Harris Interactive (the “Merger”), with Harris Interactive continuing as the surviving corporation and as a wholly owned subsidiary of Nielsen. At the effective time of the Merger, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by Nielsen, Harris Interactive or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law.

After careful consideration, the Harris Interactive Board has unanimously (i) authorized, approved and adopted the Merger Agreement and authorized and approved the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of Delaware Law; (ii) determined that the Merger Agreement is advisable, fair to and in the best interests of Harris Interactive and its stockholders; and (iii) resolved to recommend that Harris Interactive’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary. There is no procedure for guaranteed delivery in the Offer.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from us at our address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Nielsen, Harris Interactive, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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